Filed Pursuant to Rule 424(b)(1)
Registration File No. 333-162278

3,650,000 Ordinary Shares

The selling shareholder named in this prospectus is offering 3,650,000 of our ordinary shares. See “Selling Shareholder” beginning on page 24 of this prospectus. We will not receive any of the proceeds from the sale of shares in this offering by the selling shareholder.

Our ordinary shares are listed on The NASDAQ Global Select Market under the symbol “TLVT.” On October 27, 2009, the last reported sale price of our shares on The NASDAQ Global Select Market was $27.58 per share.

Investing in our shares involves significant risks.  See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$27.2500	$99,462,500
Underwriting discount	$1.3625	$4,973,125
Proceeds, before expenses, to the selling shareholder	$25.8875	$94,489,375

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 542,374 shares at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares on or about November 2, 2009.

Joint Bookrunners

Canaccord Adams	Piper Jaffray

ThinkEquity LLC	Pacific Crest Securities

The date of this prospectus is October 27, 2009

You should rely only on the information contained in this prospectus, including any information incorporated by reference. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus or any document incorporated by reference is accurate at any date other than as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since the dates of those documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of common stock and the distribution of this prospectus outside of the United States, except as may otherwise be described in this prospectus.

Unless otherwise stated or the context requires otherwise, in this prospectus:

•	“we,” “us,” “our,” the “Company” and “Telvent” refer to Telvent GIT, S.A., a Spanish corporation and its subsidiaries unless the context otherwise requires;

•	“Abengoa” refers to Abengoa, S.A. and its subsidiaries except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

•	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

•	“DTN” refers to our subsidiary Telvent DTN, Inc. f/k/a DTN Holding Company, Inc., which we acquired on October 28, 2008;

i

•	“Latin America” includes Mexico;

•	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which Telvent GIT, S.A. acquired effective October 1, 2007;

•	“North America” refers to the U.S. and Canada;

•	“shares” and “ordinary shares” refer to Telvent GIT, S.A.’s ordinary shares, nominal value € 3.00505 per share;

•	“selling shareholder” refers to Telvent Corporation, S.L., a wholly owned subsidiary of Abengoa; and

•	all references to “U.S. Dollars” or “$” in this prospectus are to U.S. dollars, and all references to “Euros” or “€” are to Euros.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus and in the documents we incorporate by reference. After you read this summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in and/or incorporate by reference into this prospectus, especially the section entitled “Risk Factors.” If you invest in our shares, you are assuming a high degree of risk.

Business Summary

We are an IT solutions and information services provider for a sustainable and secure world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.

Since our acquisition of DTN Holding Company, Inc. in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly, we are making proprietary information services a key part of the services we provide.

Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.

In our targeted industrial segments, we have developed distinctive skills that share the following characteristics:

•	Mission-critical. Our solutions are specifically designed to address mission-critical functions in segments that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks. From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks, ensure their reliability and integrate the data on a secure basis.

•	Flow-based. Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along defined paths.

Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.

Segments: Effective November 1, 2008, the Company changed its internal reporting structure and, from such date, has five reportable operating segments consisting of Energy, Transportation, Environment,

Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues, gross profit and contribution margin.

•	Energy. Our Energy segment focuses on real-time IT solutions to better manage and maximize the efficiency of energy delivery. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation. Our Transportation segment provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment. Our Environment segment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture. Our Agriculture segment provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.

•	Global Services. Our Global Services segment offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies. It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

Information Technology Solutions: Our mission-critical, real-time IT solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.

As an example, in our Energy segment, we can provide a complete suite of solutions that helps utilities to deliver electric power in a more efficient, secure, economic and reliable way through:

•	Smart Metering Solutions, which include Titanium, Telvent’s Smart Metering System. These solutions provide benefits for consumers, operators, transmitters and generators of electrical energy by improving operations through reduced cost to acquire meter data, read in and out new customers, and cut on and off poor paying customers. They also provide real-time information on consumption patterns, outages, customer voltage and customers restored after outages.

•	Smart Operations Suite of applications that bring intelligence to the network, which include our supervisory control and data acquisition (SCADA) system, distribution management system (DMS), outage management system (OMS), geographical information system (GIS), among others. The applications monitor the state of substation, loads and generations sources in real-time through a geographic information system display, optimize loads using volt/VAR applications and reduce outage restoration times.

•	Smart Network Solutions, which include remote terminal units (RTUs), substation automation systems (SAS), and intelligent feeder control devices (IEDs), with the ability to distribute intelligence down to the substation and feeder and that can provide improved fault identification service restoration schemes for critical areas of the network.

Geographies: We currently focus on the following geographic regions: Europe, North America, Latin America, the Asia-Pacific region, the Middle-East and Africa. We started operations in Spain over 40 years ago. While we continue to solidify and grow our presence in Spain, we have also developed a strong presence and expect to continue to grow in North America and Latin America. We also expect to increase our presence in the Asia-Pacific region, the Middle-East and Africa and in the rest of Europe.

Our goal each quarter is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:

•	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

•	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

•	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.

Corporate Information

We were incorporated in the Kingdom of Spain as Telvent Desarrollos, S.A. on April 4, 2000, pursuant to the Spanish Corporation Law of 1989, as amended. Our principal executive offices are located at Valgrande, 6, 28108, Alcobendas, Madrid, Spain, and our telephone number is (34) 902-33-55-99. Our address on the Internet is www.telvent.com. The information contained on or linked to from our website is not incorporated by reference in, and should not be considered part of, this prospectus.

The Offering

Shares offered by the selling shareholder	3,650,000 shares
Shares subject to the over-allotment option	542,374 shares
Shares outstanding as of October 27, 2009	33,723,197 shares
Use of proceeds	We will not receive any of the proceeds from the sale of the shares by the selling shareholder.
NASDAQ Global Select Market symbol	TLVT

General Information About This Prospectus

Except as otherwise indicated or the context otherwise requires, throughout this prospectus, the number of ordinary shares shown to be outstanding after this offering and other share-related information are based on the number of shares outstanding as of October 27, 2009, and assume no exercise of the underwriters’ over-allotment option. The number of outstanding shares does not include 370,962 ordinary shares held by us that were repurchased by us from Telvent Corporation, S.L. on September 15, 2009. See “Description of Share Capital” for additional information about this repurchase. While such shares are not deemed to be outstanding for purposes of our financial reporting, payment of dividends or voting, under Spanish law such shares are deemed to be outstanding and will count for purposes of determining a quorum for matters presented for a vote of our shareholders.

Summary Historical Financial Data

The summary consolidated statement of operations data for the years ended December 31, 2008, 2007, and 2006 and the consolidated balance sheet data as of December 31, 2008 are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated statement of operations data for the six-month periods ended June 30, 2009 and 2008 and the consolidated balance sheet data as of June 30, 2009 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus, which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of our operations and financial position for the periods and dates presented. The results of operations for any interim period are not necessarily indicative of results for the full year or any other interim period. Our consolidated financial statements were prepared in accordance with U.S. GAAP. The summary consolidated financial data set forth below, and are qualified in their entirety by reference to, our audited and unaudited consolidated financial statements, including the notes thereto, and should be read in conjunction with the “Operating and Financial Review and Prospects” sections included in the documents incorporated by reference in this prospectus.

					For the Six-Month
	Year Ended December 31,				Period ended June 30,
	2008(1)(2)	2008(2)	2007(2)	2006(2)	2009	2008
	(In thousands, except share and per share data)

Consolidated Statement of Operations:
Revenues	$1,008,588	€724,613	€624,317	€503,844	€368,046	€287,935
Cost of revenues	749,734	538,641	485,612	393,219	235,151	215,586

Gross profit	258,854	185,972	138,705	110,625	132,895	72,349

General and administrative	93,856	67,430	53,900	39,850	59,607	29,153
Sales and marketing	30,172	21,677	13,668	13,730	13,497	12,037
Research and development	26,539	19,067	19,106	16,465	8,560	9,092
Depreciation and amortization	20,267	14,561	10,623	9,562	13,907	5,602
Total operating expenses	170,834	122,735	97,297	79,607	95,571	55,884

Income from operations	88,020	63,237	41,408	31,018	37,324	16,465
Financial income (expense), net	(32,493)	(23,344)	(9,882)	(6,643)	(20,350)	(6,333)
Income from companies carried under the equity method	376	270	324	—	180	126
Other income (expense), net	(2,671)	(1,919)	(2,025)	(387)	(780)	—

Total other income (expense)	(34,788)	(24,993)	(11,583)	(7,030)	(20,950)	(6,207)

Income before income taxes	53,232	38,244	29,825	23,988	16,374	10,258
Income tax expense (benefit)	9,590	6,890	4,680	2,080	1,802	1,274

Net income	43,642	31,354	25,145	21,908	14,572	8,984
Loss (profit) attributable to non-controlling interest	(1,592)	(1,144)	(268)	(70)	(201)	(576)

Net income attributable to parent company	$42,050	€30,210	€24,877	€21,838	€14,371	€8,408

Dividends per share(3)	$0.47	€0.34	€0.30	€—	€0.36	€0.34
Basic and diluted net income attributable to parent company per share(4)	$1.40	€1.00	€0.85	€0.75	€0.42	€0.29
Weighted average number of shares outstanding(4)	30,096,995	30,096,995	29,247,100	29,247,100	34,094,159	29,247,100

	As of December 31,		As of June 30,
	2008(1)	2008	2009
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,264	€67,723	€72,456
Restricted cash(5)	25,173	18,085	41,360
Total assets	1,463,197	1,051,223	1,075,895
Net related-party credit line receivable (payable) balance(6)	6,698	4,812	(21,077)
Short-term debt	78,960	56,728	70,151
Redeemable non-controlling interest(7)	27,866	20,020	—
Common Stock	142,607	102,455	102,455
Long-term debt(8)	307,647	221,027	221,267
Total equity(7)	351,590	252,597	256,687

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the December 31, 2008 noon buying rate of U.S. $1.3919 to € 1.00.

(2)	Financial results for the year ended December 31, 2006 include approximately eight, six and two months of results of operations of Beijing Blue Shield, Farradyne and Maexbic, respectively. Financial results for the year ended December 31, 2007 include eight and three months of results of operations of Telvent Caseta and Matchmind, respectively. Financial results for the year ended December 31, 2008 include two months of results of operations of DTN.

(3)	Prior to our initial public offering, as a subsidiary of Abengoa, we distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. In addition, on June 24, 2008, we paid a dividend on our ordinary shares in the amount of € 0.34 per share to our shareholders of record on June 10, 2008 and on June 20, 2007, we paid a dividend on Telvent’s ordinary shares in the amount of € 0.30 per share to our shareholders of record on June 8, 2007. See Item 8.A. “Consolidated Statements and Other Financial Information — Other Financial Information Dividends” of: (i) our Form 20-F filed on March 18, 2009 in regard to the dividend paid in 2008 and (ii) our Form 20-F filed on March 10, 2008 in regard to the dividend paid in 2007.

(4)	Assumes that our 200 to 1 stock split occurred as of the beginning of each period presented. For purposes of the earnings per share (“EPS”) calculation, we used 29,247,100 for the years ended December 31, 2007 and 2006 and 30,096,995 for the year ended December 31, 2008. The increase in the weighted average number of shares outstanding in 2008 was due to our capital increase in connection with our private placement offering of our ordinary shares.

(5)	At December 31, 2008 and at June 30, 2009, there were deposits amounting to € 18,085 and € 41,360, respectively, which constituted a counter-guarantee of certain obligations we assumed during the normal course of business. These deposits are restricted for use until the cash is received by the third-party which thereby releases our obligation.

(6)	Net related-party credit line receivable (payable) balance consists of the net amount of our loans to Abengoa and our borrowings from Abengoa. See “Item 7.B. Related-Party Transactions” of our Form 20-F/A filed on October 1, 2009, and Note 24 “Related Party Transactions” to our consolidated financial statements of our Form 6-K submitted to the Securities and Exchange Commission on October 2, 2009.

(7)	The Company retrospectively adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of FAS 160. This standard is applicable for all noncontrolling interests where the Company is subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the noncontrolling interest holder. The Company was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind in 2007 and 2008. The redemption value of the put (including dividends payable) was € 20.0 million for the year ended December 31, 2008 and is reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest”. The amount includes any portion of the applicable dividend payable. In addition, the retrospective impact to Stockholder’s Equity of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16.6 million for the year ended December 31, 2008.

(8)	Long-term debt consists of long-term debt plus the current portion of long-term debt as presented in our consolidated balance sheets.

RISK FACTORS

Investing in our shares involves a high degree of risk. Before purchasing our shares, you should carefully consider the following risk factors as well as all other information contained in this prospectus and incorporated by reference, including our consolidated financial statements and the related notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

Risks Relating To Our Business

Our business is exposed to the risk that adverse economic conditions in our geographical areas will reduce the demand for information technology services and solutions.

Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions, including availability of credit to us, and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 68.1% of our 2008 revenues and 56.3% of our revenues in the six-month period ended June 30, 2009. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe, where, in 2008 and in the six-month period ended June 30, 2009, 51.0% and 45.3%, respectively, of our revenues were generated, and in North America where, in 2008 and in the six-month period ended June 30, 2009, 18.4% and 34.5%, respectively, of our revenues were generated. As much of our business activity is highly concentrated in Spain, our business and financial condition also is largely dependent upon the general economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected and revenues could decline.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third and fourth quarters of 2008 and has continued through the first three quarters of 2009. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the United States have contributed to increased volatility and diminished expectations for the economy and the global capital markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. The economic instability and uncertainty are affecting the willingness of companies to make capital spending and investment in our information technology services and solutions, therefore, these events and the continuing market upheavals may have an adverse effect on our revenues. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.

The capital and credit markets have been experiencing extreme volatility and disruption for more than eighteen months. Continued disruptions, uncertainty or volatility in the capital and credit markets may limit our access to additional capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. In addition, these disruptions may limit the ability of potential purchasers of our services and solutions to obtain financing to purchase our services and solutions resulting in reduction or cancellations of their spending budgets and decreased revenues for Telvent. Our results of operations, financial condition, and cash flows could be materially adversely affected by continued disruptions in the financial markets.

We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.

A substantial percentage of our revenue is derived from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2008 and in the six-month period ended June 30, 2009, 28.6% and 25.0%, respectively, of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns, changes in government, or political instability in any of the countries and regions in which we operate, particularly in the United States, Spain, Latin America, Asia-Pacific, the Middle-East and Africa can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.

We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.

We grew significantly in 2006 and 2007 and completed the acquisition of DTN Holding Company, Inc. on October 28, 2008. Such growth has placed and will continue to place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions and also to fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers, foreign corrupt practices and receivables collection. The success of any acquisition we make also will depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to integrate successfully any businesses we acquire could cause us not to realize the degree or timing of benefits we expect and would impair our ability to achieve our growth strategy.

We may not be able successfully to extend sales of our solutions into other geographic areas, which may impede our growth.

Part of our growth strategy is predicated on extending sales in our segments to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate and extending the geographical reach of our segments may be more difficult than we anticipate. In addition, in certain of our segments (particularly Transportation), customers are local in nature and thus, to extend our segments into new geographic areas, we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.

We may need additional capital, which, if obtained, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.

As discussed below under “Risks Relating to Being Part of the Abengoa Group,” our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access capital and bonding facilities and could have a material adverse effect on us. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current majority shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares,” Abengoa currently holds, indirectly, 53% of our outstanding shares. After giving effect to the sale by its wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, Abengoa will indirectly own 42% of our outstanding shares (40% if the underwriters exercise their over-allotment option in full). If we were to cease to be a member of the Abengoa Group, we cannot assure you that we would be able to replace the credit arrangements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all.

Our ability to obtain new financing to fund working capital, capital expenditures, acquisitions and other needs depends on many factors beyond our control.

It is possible that, as a result of circumstances outside of our control, such as recessions in the key geographies or markets in which we do business or instability in the financial markets, such as rapid changes in exchange rates, we may require new external financing in order to fund all of our operating, capital expenditure and investment requirements. Our ability to arrange for such financing and the cost of such financing will be dependent on numerous factors outside of our control, including:

•	general economic and capital market conditions, including exchange rates;

•	the availability of credit from banks or other lenders;

•	investor confidence in us;

•	investor views about the information technology business and the key countries in which we do business; and

•	provisions of tax and securities laws that may be applicable to our efforts to raise capital.

Restrictive covenants in the agreements governing our indebtedness and other financial obligations may reduce our operating flexibility.

The agreements governing indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. These covenants reduce our operating flexibility as they limit our and certain of our subsidiaries’ ability to, among other things: incur additional indebtedness; create or incur liens; sell assets; make restricted payments, loans and investments; make capital expenditures; liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set for in the applicable agreement; and change the nature or scope of the lines of business. If we or any of our applicable subsidiaries violate any of these covenants or requirements, a default may result and the ability of our subsidiaries to make distributions to us would be limited. Additionally, a change in control of our ownership may constitute an event of default, an acceleration right and/or a termination right under many of these agreements. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current majority shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares,” Abengoa currently holds, indirectly, 53% of our outstanding shares. After giving effect to the sale by its wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, Abengoa will indirectly own 42% of our outstanding shares (40% if the underwriters exercise their over-allotment option in full). We cannot assure you that, if we were to cease to be a member of the Abengoa Group, we would be able to replace these agreements on terms as favorable to us, if at all, and our failure to be able to do so could have a material adverse effect on our operations.

We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar and other currencies, which may adversely affect our results of operations.

We are exposed to foreign exchange risk arising from various currency exposures. In 2008 and in the six-month period ended June 30, 2009, approximately 69.4% and 57.9%, respectively, of our revenues were recorded in Euros, approximately 16.3% and 32.7%, respectively, of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail adequately to hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.

Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.

In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Echelon for the smart metering management market and with Telvent DMS LLC for Energy Distribution Management Systems, which is an important services solution in the electricity distribution part of our Energy segment. We also have an agreement with Larson & Tubro in India in the Energy segment. In the United States and Canada, we have alliances with the Environmental Systems Research Institute for geographic information systems, OSISoft for data warehousing solutions and Symantec for security-related solutions. These agreements are for renewable one-year terms and are terminable by either party upon notice. If these relationships are not successful or if the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.

Problems with our third-party technology suppliers could create delays in our delivery of services, solutions and systems to our customers.

Some of our software services, solutions and systems use other items supplied by third-party technology companies, such as operating systems, databases, protocols, interfaces, middleware and graphics engines. In these cases we have long-term agreements, usually including royalty payments, to embed these third-party products and functionalities in our solutions and systems. If we are not successful in maintaining these third-party technology supply agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our solutions and systems. These delays could adversely affect our business.

The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.

We provide real-time information management services and solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer’s system were to experience a critical failure or outage as a direct result of a defect in one of our solutions, whether those solutions are our own or those portions of the solutions supplied through integrated third-party technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of solutions failure and we may not have adequate recourse against our third-party technology partners.

Our operations depend on our facilities located throughout the world and are subject to risks that could disrupt the services that we provide.

In providing our services, we operate out of numerous facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activity in any of the areas where we conduct operations, could result in a prolonged interruption of, or disruption to, the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.

We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of any of these individuals, our business may be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Francisco Cáceres, Bárbara Zubiría, Manuel Fernández, Carmen Rodríguez, Larry Stack, José Montoya, David Jardine, José María Flores, Ignacio González, Javier Garoz, Dai Yue, Luis Rancé, Marcio Leonardo, Adolfo Borrero, Lidia García, Aránzazu Caja, Rafael Bago, Cristobal Ramos and Robert Gordon, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business.

We depend on the services of our technically-skilled employees and may not be able to attract or retain the employees we need.

During periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our business.

We may not be able to compete effectively, which would harm our business.

We compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully. There are many companies that provide competing solutions in the business segments and in the geographic areas in which we operate. The competition we face is intense and we expect it to increase in the future. Increased competition could result in:

•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.

In addition, our competitors may develop services and solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., SICE (Sociedad Ibérica de Construcciones Eléctricas, S.A.) and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries such as India and China in order to reduce the costs of research and development and engineering services for their projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and also reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology services and solutions accompanying the infrastructure project.

Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.

As part of our business strategy, we continually review potential acquisitions, joint ventures, strategic alliances, or other investments that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures, strategic alliances or other investments to help us fuel our growth by enhancing the value-added services and solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions, alliances or other investments at particular times, or that we will be able to successfully close these transactions.

In addition, any acquisitions, joint ventures, strategic alliances, or other investments we pursue may result in numerous risks and uncertainties, including:

•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture, strategic alliance, or investment will not perform as expected or that it will expose us to unforeseen liabilities; and/or

•	the risk that our due diligence reviews of the target business may fail to evaluate accurately the fair value of the assets and liabilities of the target business, which may create disputes with the sellers of the target business and/or require us to record an impairment loss.

To the extent we recognize goodwill in any acquisition, joint venture or strategic alliance and we later deem that goodwill to be impaired, we will recognize losses that will adversely affect our results of operations and financial condition.

Changes in technology could adversely affect our business and negatively impact our competitive position.

The markets for our services and solutions change rapidly because of changes in customer requirements, technological innovations, new solution introductions, prices, industry standards and domestic and international economic factors. New solutions and technologies may render existing information, technologies, services or technology infrastructures obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services and solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value-added, advanced applications would be impaired.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our services and solutions and brand and may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and solution names that we believe reduce the risk of third-party infringement, we currently hold no material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements, and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our solutions are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our services and solutions and brand, and harm our operating results.

Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.

Approximately 59.0% of our workforce is located in Spain. With our acquisition of Matchmind in 2007, the number of our employees located in Spain increased significantly. Spanish law places significant limitations on and imposes a number of procedural requirements for an employer’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 7.0% of our workforce is located in Latin America and approximately 7.0% of our workforce is located in Canada, where labor and employment laws regarding workforce reductions are more restrictive than is typical in the United States. Approximately 23.0% of our workforce is located in the United States.

Our business may suffer if we are sued for infringing on the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future services or solutions. These claims may result in protracted and costly litigation, may subject us to liability if we are found to have infringed third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.

We may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.

In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to purchase our shares. In addition, in 2006, members of our senior management participated in a stock purchase plan involving Abengoa’s shares. In the future, we may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares. Our board of directors has approved an amendment to our Extraordinary Variable Compensation Plan to permit the plan’s participants to elect to receive certain of their awards in the form of our ordinary shares, rather than cash. Cash awards will be converted into the number of our shares determined by dividing the amount of the cash award by $18.50. An aggregate of 370,962 of our shares will be available for award under the plan. On September 15, 2009, we purchased those 370,962 shares from Telvent Corporation, S.L. at a purchase price of $18.50 per share. Until the shares are issued pursuant to the plan, under Spanish law they will be treated and will count for purposes of determining a quorum for matters presented for a vote of shareholders as issued but not outstanding. The amendment is subject to shareholder approval.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheets as of December 31, 2008, include, among other things, goodwill valued at approximately € 345.3 million and other intangible assets valued at approximately € 48.4 million. The applicable accounting standards require that goodwill is not amortized, but rather is subject to impairment testing annually, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. If our goodwill was deemed to be impaired in whole or in part due to our failure to achieve our goals, we could be required to reduce or write off such assets, which could have a material adverse effect on our operating results.

Risks Relating to Being Part of the Abengoa Group

Abengoa, our current majority shareholder, is in a position to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares, as well as the ability of our other shareholders to influence matters subject to a shareholder vote.

Abengoa currently owns, indirectly, 53% of our outstanding shares. Giving effect to the sale by its wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, Abengoa will indirectly own 42% of our outstanding shares (40% if the underwriters exercise their over-allotment option in full) and will still retain significant influence over all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, as a result of Abengoa’s current majority ownership of our shares, Abengoa has, and giving effect to the sale by its wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, Abengoa will continue to have, as a result of its continued indirect ownership of 42% of our shares, significant influence over any decision to:

•	elect at least a majority of our directors;

•	effect certain amendments to our bylaws and other organizational documents;

•	control our decisions regarding debt incurrence, stock issuance (including the abolition of preemptive rights for specific stock issuances) and the declaration and payments of dividends;

•	control our management;

•	approve or reject any merger, consolidation or sale of substantially all of our assets; and

•	increase our capital.

This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our shares or in a manner that the other owners of our shares do not consider to be in their best interest. In addition, any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. As of October 27, 2009, approximately 56% of the shares of Abengoa were owned by its majority shareholder, Inversion Corporativa. Because we are currently a “controlled company” as defined by the rules of The NASDAQ Global Select Market, Abengoa may choose to elect more directors to our board and may choose to appoint directors who are not independent of Abengoa or us to our board or committees of our board. Giving effect to the sale by Telvent Corporation, S.L. of the shares offered by it hereby, we no longer will be a “controlled company” under the rules of The NASDAQ Global Select Market and, as a result, will be required to comply with rules relating to the independence of our directors.

Our ability to implement our business strategy may be negatively affected by Abengoa’s financial condition, its other business opportunities and its agreements with its lenders.

Although we are not directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains and its credit facilities in the future may contain covenants between the Abengoa Group and its lenders that take into account our financial performance and financial condition as a consolidated entity. Certain kinds of transactions that we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. These covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be affected adversely by Abengoa’s compliance with its obligations under its credit facilities.

As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally favorable arrangements in the future.

Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2008 and in the six-month period ended June 30, 2009 of € 33.0 million and € 23.8 million, respectively, from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services, and we recognized expenses in 2008 and in the six-month period ended June 30, 2009 of € 16.4 million and € 6.0 million, respectively, related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.

We are currently engaged with Abengoa in a strategic review of our existing arrangements pursuant to which we provide communications, IT and related services to Abengoa, in connection with the reduction of Abengoa’s percentage ownership of our shares. As a result of that strategic review, we may determine, among other possible alternatives, to sell all or a portion of our outsourced services business to Abengoa and to enter into a services agreement with Abengoa in respect of those services. Any such transaction with Abengoa would be on terms approved by our Audit Committee.

Abengoa is not required to provide any security for the funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.

Under our credit arrangements with Abengoa, we may lend up to € 81.6 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from non-affiliated third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To Our Organization Under Spanish Law

We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.

We are a corporation organized under the laws of the Kingdom of Spain. In addition, most of the members of our board of directors and most of our senior management are residents of, and most of their assets are located in, jurisdictions outside of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.

Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain and that it is doubtful that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.

Abengoa can effectively control the timing and amount of any dividends that we pay in the future.

Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our shares outside of the United States may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa, our current indirect majority shareholder, is, subject to the requirements of Spanish law, effectively in a position to control whether and when we declare any dividends and, giving effect to the sale by its wholly owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, will continue to have significant influence over any decision relating to the payment of dividends.

The rights and responsibilities of our shareholders are governed by our bylaws and Spanish law and differ in some respects from the rights and responsibilities of shareholders under U.S. laws. In particular, our shareholders do not have appraisal rights in the case of a merger or consolidation.

The rights and responsibilities of holders of our ordinary shares are governed by our bylaws and by Spanish law. These rights and responsibilities differ in some respects from the typical rights and responsibilities of shareholders in U.S. corporations. For example, under Spanish law, we are required to set aside 10% of our net income as a legal reserve until the balance of the reserve is equivalent to at least 20% of our issued share capital. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually and Spanish law does not grant appraisal rights to a corporation’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the corporation.

At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss (and any other issues that may be presented by the Board). If our shareholders do not approve our Spanish GAAP financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.

Additionally, pursuant to our bylaws and the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights and our ability to have these preemptive rights voluntarily waived or abolished by our shareholders.

Provisions of our bylaws and Spanish law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.

Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to six years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Risks Relating to the Public Market for Our Shares

As a result of the sale by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of the shares being offered, we will likely cease to be a “foreign private issuer” for purposes of the U.S. securities laws. If we are no longer a foreign private issuer, we will be subject to substantial additional disclosure, reporting, and governance requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing rules of The NASDAQ Global Select Market (the “NASDAQ Rules”), which would result in additional expense and the diversion of senior management attention from our business strategy.

As a foreign private issuer, we are generally exempt from certain reporting requirements of the Exchange Act, as well as the provisions of the Exchange Act and the NASDAQ Rules governing the solicitation of proxies and the provision of proxy statements and other materials to shareholders prior to shareholder meetings. We will likely cease to qualify as a foreign private issuer following the sale of the shares being offered by Telvent Corporation, S.L. effective as of January 1, 2011. If we no longer qualified as a foreign private issuer, we would be subject to the substantially more extensive proxy disclosure requirements imposed by the Exchange Act and the NASDAQ Rules, and would be required to file annual, quarterly, and periodic reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less-extensive periodic reporting required of them. We would also be subject to Regulation FD of the Exchange Act, regulating the selective disclosure of non-public information, and our directors, senior management and affiliates would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of and transactions in our shares. Further, we are currently exempt from the corporate governance provisions of the Exchange Act and the NASDAQ Rules that would require our board of directors to include a majority of independent members and to maintain independent audit, nomination, and compensation committees. The NASDAQ Rules also provide an exemption to foreign private issuers who follow their home country laws from the requirement that shareholders be given the opportunity to vote on equity compensation plans and material revisions thereto; should we fail to qualify as a foreign private issuer, we would be required to submit any equity compensation plans to a vote of our shareholders. Compliance with the foregoing additional disclosure and compliance requirements would involve substantial initial and on-going expense, and implementing our compliance with these requirements would require substantial senior management time and attention that otherwise would be spent implementing our business strategy.

Our shares may be affected by volume fluctuations, may fluctuate significantly in price and our liquidity may be affected by our current majority shareholder.

Our shares are currently traded on The NASDAQ Global Select Market. The average daily trading volume of our shares during 2008 and during the nine-month period ended September 30, 2009 was 23,766 and 39,490 shares, respectively. The high and low closing price for our shares for the nine-month period ended September 30, 2009 was $29.40 and $9.97, respectively, and for the fiscal year ended December 31, 2008 was $28.25 and $7.33, respectively. Our shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our shares without regard to our operating performance. The price of our shares may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, developments in patents and other proprietary rights and general market and economic conditions.

Abengoa and our senior management currently own approximately 56% of our outstanding shares and after giving effect to the sale by the selling shareholder of the shares offered hereby will own approximately 45% of our outstanding shares (44% if the underwriters exercise their over-allotment option in full). Consequently, a significant portion of our shares may not be traded frequently, if at all. In addition to the recent continuing stress and volatility in the global capital markets, the public equity markets for the securities of information technology companies have from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our shares, and could prevent our shareholders from recouping their investments in our shares or selling their shares at a profit.

Future sales by our shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.

If our shareholders sell substantial amounts of our shares, the market price of our shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares that we sold in our initial public offering are eligible for immediate resale in the public market without restrictions, and the shares our affiliated shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. Of the 4,847,059 ordinary shares that we sold in our private placement transaction completed on October 28, 2008, Abengoa has previously sold, pursuant to a registration statement we filed with the United States Securities and Exchange Commission on December 4, 2008 and which became effective on February 15, 2009, all of the 3,576,470 shares that it so acquired. The remaining 1,270,589 ordinary shares that we sold in our private placement transaction are eligible for resale to the public.

A decision by Abengoa, our current majority shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.

Abengoa holds, indirectly, 53% of our outstanding shares. Giving effect to the sale by its wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, Abengoa will own, indirectly, 42% of our outstanding shares (40% if the underwriters exercise their over-allotment option in full). We cannot provide any assurance as to whether or not Abengoa will determine to sell any or all of the remainder of our shares it will hold following the completion of this offering or the timing of any such sale by Abengoa. The process of evaluating a potential sale by Abengoa of the balance of its holdings in our shares, whether or not a sale ultimately is consummated, could divert significant management time and attention away from the operation of our business. The commencement of such a transaction, or the perception that such a transaction may occur, may have an adverse effect on the market price for our shares; the uncertainty that may result in our customers delaying or cancelling the award of contracts; our employees leaving the Company; and/or our credit and bonding facilities becoming more difficult to arrange or renew.

If, after giving effect to the sale by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, we cease to be treated as a member of the Abengoa Group, we cannot assure you that we would be able to replace the service agreements and credit agreements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all, which could have a material adverse effect on our operations. In the event that, following the completion of this offering, Abengoa sells all or a portion of its remaining holdings in our shares to another party, our other shareholders may not be eligible to participate in the sale, and any premium paid by the acquirer for the shares it purchases from Abengoa would not benefit our other shareholders.

If, as a result of dispositions of our shares by Abengoa, we cease to be a “controlled company” for purposes of the NASDAQ Rules, we will need to comply with the corporate governance requirements of The NASDAQ Global Select Market.

We currently qualify as a “controlled company” under the NASDAQ Rules because Abengoa controls a majority of our voting stock. As a controlled company, we are exempt from the provisions of the NASDAQ

Rules that require a majority of our board of directors to be independent and that we have nominating and compensation committees composed entirely of independent directors, although we currently comply with those requirements on a voluntary basis.

After giving effect to the sale by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of the shares offered by it hereby, Abengoa will indirectly own 42% of our outstanding shares (40% if the underwriters exercise their over-allotment option in full), and we therefore will no longer be a controlled company under the NASDAQ Rules. Therefore, our compliance with the above-described NASDAQ corporate governance requirements will become mandatory, rather than voluntary. Failure to comply could result in our shares being delisted. Any delisting of our shares would likely have a material adverse effect on the liquidity and trading market for our shares.

You will not be able to trade our shares on any exchange outside the United States

Our shares are only listed in the United States on The NASDAQ Global Select Market and we have no plans to list any of our shares in Spain or any other jurisdiction. As a result, a holder of our shares outside of the United States may not be able to effect transactions in our shares as readily as it could if our shares were listed on an exchange in that holder’s home jurisdiction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Many statements in this prospectus and the documents incorporated by reference herein contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions, and include, among other things:

•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our parent company, Abengoa;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional services and solutions to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our service and solutions mix;

•	the importance of our alliances, joint ventures and investments; and

•	our expectations regarding general economic conditions.

Potential investors are urged to carefully consider the factors described under “Risk Factors” and other cautionary statements included in, or incorporated by reference into, this prospectus in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling shareholder.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

As of
June 30, 2009
(In thousands)

Secured short-term debt	€0
Guaranteed short-term debt	59,004
Secured and guaranteed short-term debt	3,043
Unsecured and non-guaranteed short-term debt	8,104

Total short-term debt	70,151
Secured long-term debt	10,693
Guaranteed long-term debt	68,362
Secured and guaranteed long-term debt	141,989
Unsecured and non-guaranteed long-term debt	223

Total long-term debt	221,267
Related party indebtedness	21,077
Total debt	€312,494

Shareholders’ equity:
Common stock	€102,455
Additional paid-in capital	89,814
Cumulative other comprehensive income (loss)	(23,688)
Retained earnings	87,809
Total shareholders’ equity	€256,390

The above information does not give effect to our repurchase of 370,962 of our ordinary shares from Telvent Corporation, S.L. on September 15, 2009 for $18.50 per share. See “Description of Share Capital” for additional information about this repurchase.

DESCRIPTION OF SHARE CAPITAL

General

As of the date of this prospectus and as of June 30, 2009, our issued share capital is € 102,454,652.5, divided into 34,094,159 issued shares, nominal value € 3.00505 per share. As of June 30, 2009, the number of outstanding ordinary shares was 34,094,159. As of the date of this prospectus, the number of outstanding ordinary shares is 33,723,197. The change in the amount of outstanding ordinary shares relates to our repurchase on September 15, 2009 of 370,962 ordinary shares from Telvent Corporation, S.L. for a purchase price of $18.50 per share. These shares held by us will not have voting or dividend rights so long as they are owned by us and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares will continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. All of our issued and outstanding shares are duly authorized, validly issued, fully paid, and non-assessable.

There are no persons to whom any capital of any member of the group is under option or agreed conditionally or unconditionally to be put under option.

Share History

The following is a summary of the history of our share capital for the last three years:

Private Placement: On October 28, 2008 Telvent increased its outstanding share capital from 29,247,100 to 34,094,159 pursuant to the issuance and sale of 4,847,059 ordinary shares in connection with a private placement transaction. The individual purchasers purchased such shares for $21.25 per share.

Repurchase: On September 11, 2009, we entered into a purchase agreement with Telvent Corporation, S.L., pursuant to which we acquired 370,962 of our ordinary shares for a purchase price of U.S. $18.50 per share, an aggregate purchase price of U.S. $6,862,797, equivalent to € 4,706,993.82 based on the US $/Euro exchange rate on September 10, 2009 of 1.458 US $/Euro. Closing of the purchase of the Shares occurred on September 15, 2009.

Authorizations and Approvals

The sale of 9,355,000 ordinary shares in our initial public offering was duly authorized by the general shareholders’ resolution passed on April 15, 2004, which authorized the board of directors to execute the share capital increase. The shareholders’ preemptive right to subscribe for the ordinary shares issued in our initial public offering were validly waived in accordance with Spanish law.

The shares sold in our private placement on October 28, 2008 were authorized for issuance and sale to the purchasers by means of the Board of Director resolutions dated August 28, 2008 and shareholder approval in accordance with the provisions of the Spanish Corporation Law.

The repurchase of our shares on September 15, 2009 was authorized at the June 25, 2009 meeting of the Board of Directors.

PRICE RANGE OF OUR SHARES

Our shares began trading on October 21, 2004 on The NASDAQ National Market. Our shares are currently traded on The NASDAQ Global Select Market under the symbol “TLVT.” The following table sets forth the high and low closing sales prices of our shares for each period indicated as reported by NASDAQ:

	High Market
	Price	Low Market Price
	($ Per Share)	($ Per Share)

Annual highs and lows

2004 (From October 21, 2004)	12.72	9.00
2005	12.55	7.13
2006	16.30	10.76
2007	29.06	14.33
2008	28.25	7.33

Quarterly highs and lows

2007
First Quarter	19.70	14.33
Second Quarter	28.34	17.70
Third Quarter	28.06	21.51
Fourth Quarter	29.06	24.09

2008
First Quarter	27.96	19.72
Second Quarter	28.25	23.69
Third Quarter	24.91	17.90
Fourth Quarter	19.94	7.33

2009
First Quarter	14.73	9.97
Second Quarter	21.67	12.50
Third Quarter	29.40	20.13

Monthly highs and lows

2009
April	17.40	12.50
May	21.59	16.89
June	21.67	18.65
July	24.00	20.13
August	27.74	22.75
September	29.40	25.72

On October 27, 2009, the closing price of our shares on The NASDAQ Global Select Market was $27.58.

SELLING SHAREHOLDER

This prospectus relates to the resale by Telvent Corporation, S.L., an indirect wholly-owned subsidiary of Abengoa, of 3,650,000 of our shares (or up to 4,192,374 of our shares, if the underwriters exercise their over-allotment option in full).

The following table presents certain information regarding the beneficial ownership of our shares by the selling shareholder as of October 27, 2009 and as adjusted to reflect the sale of our shares by the selling shareholder in this offering. All of the information contained in the table below is based upon information provided to us by the selling shareholder and we have not independently verified this information.

			Shares Offered				Percentage of
Name and Address of	Shares Owned		Pursuant to this		Shares Owned		Shares Owned
Selling Shareholder	Prior to Offering		Offering		After Offering		After Offering

Telvent Corporation, S.L. Valgrande, 6 28108 Alcobendas Madrid, Spain	15,595,438	(1)	3,650,000	(2)	11,945,438	(2)	35%

(1)	Telvent Corporation, S.L. is a wholly-owned subsidiary of Abengoa. Miguel Angel Jiménez-Velasco, as authorized representative, exercises voting rights and dispositive powers over the shares. Mr. Jiménez-Velasco disclaims beneficial ownership of the shares. The amount shown does not include an additional 2,234,600 shares that are held by Siema AG, which is also a wholly-owned subsidiary of Abengoa. Including the shares held by Siema AG, Abengoa will own 42% of our outstanding shares after this offering (or 40% if the underwriters exercise their over-allotment option in full). These percentages are based on 33,723,197 ordinary shares outstanding as of October 27, 2009, which does not include the 370,962 ordinary shares that we re-purchased from Telvent Corporation, S.L. on September 15, 2009. Such shares held by us will not have voting or dividend rights so long as they are owned by us and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares will continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding.

(2)	Assumes no exercise of the underwriters’ over-allotment option.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the selling shareholder has agreed to sell to the underwriters named below, for whom Canaccord Adams Inc. and Piper Jaffray & Co. are acting as representatives, the following respective numbers of ordinary shares:

Number
Underwriter	of Shares

Canaccord Adams Inc.	912,500
Piper Jaffray & Co.	1,186,250
ThinkEquity LLC	365,000
Pacific Crest Securities LLC	273,750
Canaccord Capital Corporation	912,500

Total	3,650,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased.

The selling shareholder has granted to the underwriters a 30-day option to purchase up to 542,374 additional shares at the offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of ordinary shares.

The underwriters propose to offer the shares to the public initially at the offering price on the cover page of this prospectus and to selected dealers at that price less a concession not in excess of $0.8175 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the offering, the underwriters may change the offering price and concession and discount to broker/dealers.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without	With
	Per	Over-allotment	Over-allotment
	Share	Exercise	Exercise

Public offering price	$27.2500	$99,462,500	$114,242,192
Underwriting discount	1.3625	4,973,125	5,712,110
Proceeds, before expenses, to the selling shareholder	25.8875	94,489,375	108,530,082

The expenses of the offering, not including the underwriting discount, are estimated at $344,117 and are payable by Abengoa.

We have agreed that during the period beginning from the date hereof and continuing to and including the date 90 days after the date of the prospectus, we will not offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to the ordinary shares, without the prior written consent of Canaccord Adams Inc. and Piper Jaffray & Co. In addition, the selling shareholder and our executive officers and directors have agreed that during the period beginning on the date hereof and continuing to and including the date 90 days after the date of this prospectus, they will not, directly or indirectly, offer, sell, contract to sell, assign, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares, or any options or warrants to purchase any ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions set forth above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up provisions do not prevent a security holder from transferring such securities (1) as a bona fide gift or gifts, or by will or intestacy, provided that the transferee or transferees thereof agree to be bound by the same lock-up provisions, (2) to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder, provided that the trustee of the trust agrees to be bound by the lock-up provisions, and provided further that any such transfer shall not involve a disposition for value, or (3) with the prior written consent of Canaccord Adams Inc. and Piper Jaffray & Co.

In addition, the lock-up provisions do not apply to the establishment of a trading plan providing for the sale in the future of any of the security holder’s securities that complies with Rule 10b5-1 under the Exchange Act; provided however, that (1) such provisions shall apply in full force to any such sale pursuant to the trading plan during the lock-up period and (2) no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily by us or the security holder in connection with the establishment of such a trading plan.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist on the open market. These transactions may be affected on The NASDAQ Global Select Market or otherwise and if commenced, may be discontinued at any time.

Certain of the underwriters have engaged in transactions with and performed various investment banking and other services for us in the past for which customary compensation was received, and may do so from time to time in the future. The address of Canaccord Adams Inc. is 99 High Street, Suite 1200, Boston, Massachusetts 02110, and the address of Piper Jaffray & Co. is 800 Nicollet Mall, Minneapolis, Minnesota 55402.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the offering of our shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada

A portion of the offering may be sold in Canada to certain accredited investors by way of a private placement under exemptions from Canadian prospectus and registration requirements. Any offers or sales of our ordinary shares in Canada will be made only through affiliates of the U.S. underwriters which are duly registered as investment dealers under applicable Canadian securities laws. We are not, and have no current intention to become, a reporting issuer in Canada, and all shares sold in Canada may be resold only in accordance with certain limited exemptions from Canadian restrictions on resale for an indefinite period.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of our ordinary shares has been made or will be made to the public in that Relevant Member State, except that, with effect from and including such date, an offer of our ordinary shares may be made to the public in the Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our ordinary shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter represents, warrants and agrees that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any or our ordinary shares in circumstances in which Section 21 of such Act does not apply to us and it has complied with and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any of our ordinary shares in, from or otherwise involving the United Kingdom.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. Our ordinary shares may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to our ordinary shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of our ordinary shares in Switzerland.

Hong Kong

Our ordinary shares may not be offered or sold by means of any document other than: (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance. No advertisement, invitation or other document relating to any of our ordinary shares may be issued, whether in Hong Kong or elsewhere, where such document is directed at, or the contents are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong), other than with respect to such ordinary shares that are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules thereunder.

EXPENSES OF THE OFFERING

Our estimated expenses for the registration of our ordinary shares in this offering are as follows:

Amount to
Be Paid

Registration Fee	$7,117
Printing and engraving expenses	75,000
Legal fees and expenses	150,000
Accounting fees and expenses	98,000
Miscellaneous	14,000

Total	$344,117

We have entered into a Registration Rights Agreement with Abengoa and Telvent Corporation, S.L., dated October 1, 2009, as amended as of October 9, 2009, (the “Registration Rights Agreement”), pursuant to which we have agreed to file a registration statement covering the sale by Telvent Corporation, S.L. of the shares offered hereby. Pursuant to that agreement, Abengoa has agreed to reimburse us for the expenses of this offering and to indemnify us against certain liabilities, including liabilities under the Securities Act.

We have agreed to indemnify the selling shareholder against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling shareholder may be entitled to contribution. The selling shareholder has agreed to indemnify us against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares being offered by this prospectus will be passed upon for us by Lidia García, Internal Legal Counsel of Telvent GIT, S.A. Certain legal matters with respect to U.S. federal laws in connection with this offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Certain legal matters with respect to Spanish law in connection with this offering will be passed upon for the underwriters by Garrigues, S.L.P., Madrid, Spain.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006, incorporated by reference in this prospectus have been so incorporated in reliance on the auditors’ reports of Deloitte, S.L. dated February 26, 2009 (except with respect to their opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is September 30, 2009), which report expresses an unqualified opinion and includes an explanatory paragraph that describes that the Company has changed its method of accounting for minority interest to conform to SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 effective January 1, 2009 and, retrospectively, adjusted the financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and to the effectiveness of internal control over financial reporting appearing in our 6-K filed on October 2, 2009, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of DTN Holding Company, Inc. as of and for the year ended December 31, 2007 are incorporated in this Prospectus by reference from Exhibit 15.1 to the Company’s Form 6-K/A filed with the Securities and Exchange Commission on December 4, 2008, have been audited by Deloitte & Touche LLP, Independent Auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the United States Securities Act of 1933, as amended, or the Securities Act, including relevant exhibits under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy any materials we file with the Securities and Exchange Commission, including the registration statement and its exhibits, at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet website at www.sec.gov from which you can electronically access the reports and other information that we file electronically with the Securities and Exchange Commission, including the registration statement and its exhibits.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. As a “foreign private issuer,” we are subject to reduced reporting obligations as compared with U.S. domestic reporting company. Because we are a foreign private issuer, the Securities and Exchange Commission’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. In addition, our “insiders” are not subject to the Securities and Exchange Commission’s rules that prohibit short-swing trading. Our annual consolidated financial statements are certified by an independent registered public accounting firm. As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorum at shareholders meetings. In addition, we may follow Spanish law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

Even though we are a foreign private issuer, we have agreed with the underwriters of our initial public offering:

•	no later than the last date upon which such document is required to be filed, or as soon before as is reasonably practicable, to file with the Securities and Exchange Commission and post on our website for at least three years a Form 20-F, which filing will include financial statements prepared and presented in accordance with U.S. GAAP;

•	no later than 60 days following the end of each of the first three fiscal quarters of each fiscal year, or as soon thereafter as is reasonably practicable, to furnish to the Securities and Exchange Commission and post on our website for at least three years a quarterly Form 6-K, which submission will include financial statements prepared and presented in accordance with U.S. GAAP and will include substantially the same information as required by a Form 10-Q including Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	to mail to our shareholders an English-language version of the notices of our annual meetings that we are required to publish under Spanish law; and

•	to furnish to the Securities and Exchange Commission and post on our website for at least three years, within 10 business days, or as soon thereafter as is reasonably practicable, when a Form 8-K would be required to be filed by a U.S. reporting company, a Form 6-K relating to any of the following: (a) entry into or termination of material agreements not made in the ordinary course of business, (b) creation of a material direct financial obligation or a material obligation under an off-balance sheet arrangement, as well as triggering events that accelerate or increase direct or off-

balance sheet obligations, (c) material costs associated with exit or disposal activities, (d) material impairments, (e) notice of delisting or failure to satisfy listing standards, (f) non-reliance on previously-issued financial statements, related audit reports or completed interim reviews, (g) resignations of a director for any reason, (h) the election of a new director, (i) the appointment or departure of a principal officer, (j) any change in our fiscal year, (k) any amendments to our bylaws, (l) any unregistered sales of our equity securities, (m) any material modifications to rights of holders of our securities, (n) our bankruptcy, insolvency or “concurso,” (o) completion of an acquisition or disposition of assets, (p) any release of material information regarding results of operation and financial condition, (q) any change in control of us, (r) any change in our accountant, (s) any amendment or waiver of our code of ethics and (t) any financial statements of acquired businesses and pro forma financial information (provided that such information is not required to be presented in U.S. GAAP).

To the extent any filing requirements of the Securities and Exchange Commission are modified in the future, we have also agreed to endeavor to provide such documents as are appropriate given the change in filing requirements. Our agreement with the underwriters in our initial public offering does not subject us to Securities and Exchange Commission enforcement action in the event of our non-compliance.

We also maintain an Internet website at www.telvent.com. The information contained on or linked to from our website is not incorporated by reference in, and should not be considered part of, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this prospectus. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Securities and Exchange Commission on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on March 18, 2009, as amended on October 1, 2009;

•	Our Report on Form 6-K/A submitted to the Securities and Exchange Commission on December 4, 2008;

•	Our Reports on Form 6-K submitted to the Securities and Exchange Commission on May 8, 2009, May 11, 2009, May 14, 2009, May 21, 2009 (Accession No. 0000950152-09-005505), May 21, 2009 (Accession No. 0000950152-09-005515), May 21, 2009 (Accession No. 0000950152-09-005523), July 24, 2009, August 27, 2009 (Accession No. 0000950123-09-038750), September 15, 2009, October 2, 2009, and October 13, 2009; and

•	The description of our ordinary shares contained in our registration statement on Form F-1 (File No. 333 -119508) filed with the Securities and Exchange Commission on October 4, 2004, as amended on October 18, 2004 and October 21, 2004.

In addition, we may incorporate by reference into this prospectus any of our reports on Form 6-K submitted to the Securities and Exchange Commission after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in any subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any and all of the information that has been incorporated by reference into this prospectus and that has not been delivered with this prospectus at no cost. Requests may be written or oral and should be directed to Lidia García Paéz at Telvent GIT, S.A., Valgrande, 6, 28108, Alcobendas, Madrid, Spain, or by calling (34) 902-33-55-99.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of the Kingdom of Spain and our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated. In addition, most of the members of our board of directors and most of our executive officers are residents of, and most of their assets are located in, jurisdictions outside of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.

Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain and that it is doubtful that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.

3,650,000 Ordinary Shares

PROSPECTUS

Canaccord Adams

Piper Jaffray

ThinkEquity LLC

Pacific Crest Securities

October 27, 2009